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May 11, 2010	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatrickstockton.com

Mr. Todd K. Schiffman

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re:	Fox Chase Bancorp, Inc.
Form S-1/A, filed April 26, 2010
File No. 333-165416

Dear Mr. Schiffman:

On behalf of Fox Chase Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1/A filed on April 26, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 5, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to a revision to the conversion valuation appraisal.

General

Comment No. 1:

We note the Form 8-K filed April 30, 2010 providing 1st quarter 2010 operating results for Fox Chase Bancorp. Please revise the registration statement to include a recent developments section in the forepart of the document.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

May 11, 2010

Response to Comment No. 1:

The Staff is supplementally advised that a Recent Development Section was included with the S-1/A filing beginning on page 27 of the prospectus.

Analysis and determination of the allowance for loan losses, page 71

Comment No. 2:

We note your response to Comment four that you obtain third party appraisals in the quarter you determine a loan to be collateral dependent. ASC 310-10-35-37&38 points out the need to evaluate the changes in carrying amount of impaired loans from period to period. Please tell us how your policy complies with this guidance. Specifically, tell us and revise future filings to clarify and discuss how often you obtain third party appraisal subsequent to receiving the initial appraisal.

Response to Comment No. 2:

The Staff is supplementally advised that in accordance with ASC 310-10-35-37 and 38, the Company performs an analysis of each of its impaired loans on a quarterly basis to determine if any adjustments to the net carrying amount of a loan is required. For collateral dependent loans, the Company takes into consideration current facts and circumstances in analyzing whether the fair value of the collateral has increased or decreased significantly such that a change to the corresponding valuation allowance was required. A new appraisal on the collateral supporting each property is not required to be obtained each quarter to complete this analysis. Rather, the Company utilizes many different sources to evaluate the fair value of the collateral, including, but not limited to: (1) sales values of comparable properties or units within the same development relative to appraised values for such properties or units that occurred since the date of the last appraisal; (2) sales agreements that may be entered into on the property since the date of the last appraisal; or (3) offers the Company receives on projects or properties since the date of the last appraisal. In all of these scenarios, an adjustment to the valuation allowance may be warranted based upon an adjustment to the fair value. If current facts and circumstances are insufficient to determine fair value, the Company would obtain a new appraisal. Further, the Company will obtain an appraisal on each impaired loan at least annually.

Additional disclosure has been added to page 70 of the prospectus in response to this comment.

*        *        *         *

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

May 11, 2010

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817.

Very truly yours,

/s/ SCOTT A. BROWN
Scott A. Brown

cc:

Thomas M. Petro, President and Chief Executive Officer

Jessica Livingston, U.S. Securities and Exchange Commission

Hugh West, U.S. Securities and Exchange Commission

William Schroeder, U.S. Securities and Exchange Commission